Exhibit 99.1

Anheuser-Busch InBev Files Registration Statement for Exchange Offer of Up to $8.0 Billion of USD Bonds

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Access to this press release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated, (all such persons together being referred to as “relevant persons”). The notes are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

An Anheuser-Busch InBev SA/NV (Euronext: ABI) (NYSE: BUD) subsidiary, Anheuser-Busch InBev Worldwide Inc. (ABIWW), announced on October 12, 2010, that it has filed a Registration Statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) seeking to undertake an exchange offer totaling up to $8.0 billion. ABIWW would exchange privately issued unregistered 144A notes for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. These unregistered 144A notes were issued before AB InBev was registered under the Exchange Act of 1934, as amended.

Under the terms of the exchange offer, current holders of the following outstanding unregistered notes:

•	U.S.$1,250,000,000 principal amount of 7.20% Notes due 2014,

•	U.S.$2,500,000,000 principal amount of 7.75% Notes due 2019 and

•	U.S.$1,250,000,000 principal amount of 8.20% Notes due 2039 (collectively, “January 144A Notes”),

•	U.S.$1,550,000,000 principal amount of 5.375% Notes due 2014,

•	U.S.$1,000,000,000 principal amount of 6.875% Notes due 2019 and

•	U.S.$450,000,000 principal amount of 8.000% Notes due 2039 (collectively, “May 144A Notes”)

would be able to exchange their January 144A Notes and May 144A Notes for new notes issued by ABIWW with substantially the same terms and conditions (“New Notes”). However,

these New Notes would be registered and generally be freely tradable. Both the January 144A Notes and the May 144A Notes are guaranteed by AB InBev and certain of its subsidiaries.

The commencement of the exchange offer is contingent upon a declaration of effectiveness of the registration statement by the SEC.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be exchanged nor may offers to exchange be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or exchange or a solicitation of an offer to buy or exchange, securities of ABIWW, nor shall there be any sale or exchange of these securities in any state in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any state.

Security holders are urged to read the exchange offer materials, when available, including the registration statement of Form F-4 filed with the SEC, as amended from time to time, the related prospectus, and the other materials related to the proposed exchange offer filed with the SEC, because they contain important information. These and other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained, free of charge, on the SEC’s web site at www.sec.gov, or may be obtained, free of charge, from ABIWW after the exchange offer has been commenced by requesting in writing or by telephone to +1-212-573-4365. A copy of the prospectus for the exchange offers, when prepared, will also be available, free of charge.

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser- Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 15 April 2010. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, the company realized revenue of 36.8 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com